Exhibit 99.1

February 26, 2018

Nutrien Files Business Acquisition Report and 2017 Annual Disclosures

Nutrien Ltd. (Nutrien) announced today that the Business Acquisition Report has been filed on EDGAR and SEDAR in connection with the arrangement involving Agrium Inc. (Agrium) and Potash Corporation of Saskatchewan Inc. (PotashCorp). Pro forma unaudited consolidated statement of earnings and balance sheet information as at and for the year ended December 31, 2017 are included in this report.

The Annual Information Forms and the 2017 Annual Reports, including Management’s Discussion and Analysis and Audited Annual Financial Statements, for each of Agrium and PotashCorp, are also available under each company’s respective profiles on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov/edgar/searchedgar/companysearch.html and the Canadian Securities Administrators’ website at www.sedar.com.

Nutrien intends to post additional adjusted combined quarterly financial information on its website in the near term.

These disclosures can be reviewed and downloaded from the Investor Relations section of the Nutrien’s website at: https://www.nutrien.com/investors/financial-reporting.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com